UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-34041
CUSIP NUMBER 30050E105

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: ___________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -REGISTRANT INFORMATION

Evotec SE
Full Name of Registrant

N/A
Former Name if Applicable

Essener Bogen 7
Address of Principal Executive Office (Street and Number)

22419 Hamburg, Germany
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, ll-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced by Evotec SE (the “Company”) in its report on Form 6-K filed with the Securities and Exchange Commission on April 7, 2023, the Company determined that it was the subject of a cyberattack on April 6, 2023. Upon discovering the incident, the Company proactively shut down globally and disconnected from the internet its operating systems, including its accounting systems, in order to secure the systems from data corruption or breaches. While the operating systems are stepwise restored, portions of the operating system remain shut down and the disruption has delayed the Company’s finalization of its Annual Report on Form 20-F. As a result, the Company is unable to file its Annual Report on Form 20-F for the period ended December 31, 2022, within the prescribed time period without unreasonable effort and expense. The Company does not expect any changes to its financial results reported in its press release, furnished as Exhibit 99.1 to the Company’s report on Form 6-K filed on March 28, 2023

The Company, as of the date of this filing, expects to file the Annual Report on Form 20-F within the fifteen-calendar day grace period, as provided by Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Laetitia Rouxel	+49 40	560810
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its full-year 2022 results of operations will show a 22% increase in revenues, a net loss of approximately $175 million driven principally by a decrease in investments and a 6% decrease in Adjusted EBTIDA (which excludes changes in contingent consideration, income from bargain purchase and impairments in goodwill, other intangible and tangible assets as well as the total non-operating results) compared to the corresponding period for the prior fiscal year.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to the outcome of its review of its financial statements and full restoration of the Company’s operating systems.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the internal review; the conclusions of management (and the timing of the conclusions) concerning matters relating to the internal review; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the internal review and the Company’s financial statements; the potential identification of a material weaknesses in the Company’s internal control over financial reporting; the possibility that errors may be identified; the possibility the Company is unable to fully restore its global operating systems as anticipated; and the risk that the completion and filing of the Form 20-F will take longer than expected. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

EVOTEC SE

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2023	By:	/s/ Laetitia Rouxel
	Name:	Laetitia Rouxel
	Title:	Chief Financial Officer (Principal Financial Officer)